

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 28, 2005

05007849

SUPPL


SEC MAIL
PROCESSING
RECEIVED
MAY 0 6 2005
WASH, D.C.
202
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
28 April 2005 (Quarterly Report for the period 1 January to 31 March 2005 & ASX Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD FROM 1 JAN 2005 TO 31 MAR 2005

HIGHLIGHTS

UNITED STATES OF AMERICA
First quarter oil and gas sales amount to $552,855.
Gas discovery announced at Welder Ranch, Texas.
First sales from Hollywood Discovery at Lake Long, Louisiana.
Testing of Bay Courant Discovery (Louisiana).
South Grosse Tete (Louisiana) re-scheduled for 2nd quarter 2005.
US Drilling Fund continues interest in Eagle Prospect, California.
New zone completed on Rainosek-3 well, Texas.

OFFSHORE CHINA
CNOOC progressing full feasibility study and oil field development planning of 12-8 Field.
Exploration planned in the vicinity of the 6-12-1 oil discovery.

AUSTRALIA
Little Joe Prospect (offshore WA-254-P overlap) scheduled for 3rd quarter drilling.
Duomonte Prospect flagged as possible 2nd half drilling candidate offshore WA-254-P.
Stokes Bay #1 well rescheduled for 3rd quarter 2005.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD).

The Duomonte Prospect (also referred to as the Marauder Prospect) has been flagged as a possible drilling candidate for the 2nd half of 2005 following the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean recoverable reserves estimated at 22.5 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) has also been scheduled for drilling by Santos during the later half of 2005. Santos is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column at Hurricane during the 1st quarter of 2005.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

A review of the Sage oil discovery was conducted by Apache during the quarter showing the cost of a 37 kilometre pipeline connection to Legendre to be the main factor impeding development at present. Further studies are continuing involving newer methods of developing smaller fields offshore Western Australia that may ultimately impact Sage.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY).

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

Empire Oil and Gas NL advised the proposed Stokes Bay-1 well, a follow up to the original Point Torment discovery, has now been rescheduled to the third quarter of 2005.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay No 1 well pending the final make up of participants in the well.

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR: ROC OIL.

During the quarter the joint venture, in conjunction with CNOOC, progressed a full feasibility and oilfield development plan (ODP) that could see first production in 2007 from the 12-8 West area (approximately 10 million barrels of recoverable oil).

Whilst the feasibility and ODP (due mid year) will determine the final 12-8 West field configuration, early modelling suggests the field may be developed using multi lateral wells on artificial lift from an un-manned two pile platform tied into an annexe on the existing Wei 12-1 Platform connected by pipeline to facilities at Weizou Island (refer schematic).

If successful, the 12-8 West Field is likely to be followed by the development of the 12-8 East Field (approximately 10 to 15 million barrels of recoverable oil) in 2007/2008.


WEI 12-1 PLATFORM
WEIZHOU ISLAND
10' FLOWLINE AND
POWER CABLE
12-8 ANNEXE PLATFORM
12-8 WEST PLATFORM

Future Exploration: New geological models calibrated to wells drilled during 2004 suggest a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery (estimated to contain 2.6 to 10 million barrels of recoverable oil), which was made by the Joint Venture in March 2002.

Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 million barrels. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration. Under the terms of the contract, one exploration well is required during 2005; however the final drilling program and number of wells will depend on rig availability and other factors.


Wei 6-12 Area
Third Phase Contract Area
Wei 6-12 West
Wei 6-12-1
Wei 12-1 Oil Field
Wei 6-12 South
Wei 6-12 SE
Wei 6-12 SW
Area of 3D Seismic Inversion
Wushi 1-5
Wei 12-8 East
Wei 12-8 West
Wei 12-8-1
Wei 12-8 Development Area
0
5km
Prospect/Lead
Oilfield/Oil Accumulation

Block 22/12 Location Map

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

UNITED STATES OF AMERICA

The Company views the USA, particularly the gulf coast area, as the key to building a production and reserve base. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana.

During the quarter a new discovery was announced at Welder Ranch that has been reported by US based Dune Energy as "one of the largest Middle Wilcox discoveries in the tri-county area of South Texas in recent years". During the quarter, Middle Hollywood production commenced at Lake Long (Louisiana); testing commenced at Bay Courant (Louisiana) and progress was made toward the drilling of wells at South Grosse Tete (Louisiana), Eagle (California) and the Rainosek Project area (Texas).

The above activity is expected to result in a turn around in FAR's production profile in due course. New production will also attract robust energy prices prevailing in the USA approximating US$7 per thousand cubic feet for gas and US$50 plus per barrel for oil.

Lake Long Deep Project, Lafourche Parish, South Louisiana
Production Commences From Middle Hollywood Discovery.

The 328 #1 well, Lake Long Field, Lafourche Parish, South Louisiana was turned to sales on 11 January 2005 and has been producing at rates up to 5.4 million cubic feet of gas per day and 400 barrels of oil per day.

The 16,654 feet well was drilled during the later half of 2004 and was completed for production from the Middle Hollywood Pay Sand Interval which logged 28 feet of net gas pay. The drill data from the SL328#1 well is now being integrated into the 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. FAR has agreed to participate in reprocessing seismic data to further define these additional prospects prior to drilling during the 3rd quarter 2005.



FAR participated in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company, both based in North America.

<u>Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation) Testing Commences.</u>

The SL 17316 #1 well at Bay Courant has been completed for oil and gas production from the Bourg Sand Interval between 12,687 and 12,695 feet. Well testing has been completed using Moncla Barge Rig 104.

The Bourg sand was perforated as planned through tubing and flow tested with the final test on a 10/64 inch choke measuring at the rate of 117 barrels of oil per day, 348 thousand cubic feet of gas per day and 259 barrels of water per day at a flowing tubing pressure of 2,564 psi.

The gas sales line from the battery site to the Tennessee Gas Pipeline interconnect has been successfully hydrotested. Bids for the installation of the flowline from the well to the battery site are due shortly. FAR is now waiting on advice from the Operator concerning the program to tie in and produce the well with projected first production in May 2005.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone", this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

<u>Welder Ranch Gas Project, Victoria County, Texas (FAR 9%) Gas Discovery Announced</u>

The Vaquero #1 was drilled during the quarter using Nabors Drilling Land Rig 520 and encountered significant stacked zones totaling more than 100 feet of gross pay at various depth intervals between 9,000 and 14,000 feet (total depth) in the Middle Wilcox formation. In announcing the discovery to the market, USA based Dune Energy stated that

> "In order to fully and efficiently develop the numerous pay horizons present, Dune intends to drill several offsetting wells."

Subsequent to the end of the quarter, a completion rig arrived on the Vaquero #1 well location to evaluate and test the above mentioned zones. Completion attempts will first be made in certain of the deeper geopressured sands evident on well logs, which, if productive, may require fracture stimulation. Until the results of production testing are known it is not possible to determine the potential of the Vaquero #1 well.

The Vaquero #2 well, the second well in FAR's Welder Ranch program spudded on 12 April 2005 and is presently drilling ahead below 6,000 feet using Nabors Drilling Land Rig 520 after running 13 and 3/8 inch surface casing to 2,500 feet.

The Welder Ranch Vaquero #2 is an offset to the recently drilled Esenjay Bell #4 (in which FAR has no interest) which lies approximately 1,200 feet to the north. The Vaquero #2 well will test for Deep Wilcox gas objectives and has a planned total depth of approximately 17,000 feet. Drilling duration of the #2 well is approximately 45 days on a trouble free basis.



The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

FAR has a 9 percent working interest in the Vaquero #1 and #2 wells.

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation) Permit Application lodged.

FAR has agreed with a proposal to commence building a location and to drill and set conductor pipe, enabling the Schwing (Gruy) well #1 participants to take advantage of the first rig that becomes available. To this end a permit application was lodged during the quarter with the US Department of Army Corps of Engineers and is waiting on approval, now expected in three weeks.

The Operator has advised the proposed well location will need approximately 1,626 feet of board road (rather than rock) to access the proposed surface location so as to minimise the impact to wetlands. Agreement has been reached with the local surface owner concerning access and bids have been called for location building, which is expected to commence in 4 weeks. The Operator has also advised that a rig should be available within 30 days of the location being built which should allow for a well by late 2nd quarter 2005.

Under the SGT agreement, FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this risk is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

The Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis. ASX listed Amadeus Energy has reported a 50 percent working interest in the project.

Rainosek Project, Lavacca County, Texas
New Completion in Rainosek 3 well.

The 7420 sand has been completed for production in the Rainosek-3 wellbore. The interval from 7,418 to 7,422 feet was perforated and turned to sales on 15 April 2005 at approximately 100 barrels of oil and 11 barrels of water per day on a 9/64 inch choke with 550 psi flowing tubing pressure. The well has averaged 78 barrels of oil per day since being placed on line. The 5850 sand remains behind pipe in the Rainosek-3 well. FAR has a 21.57 percent working interest in the Rainosek-3 well.

FAR has received a proposal for the uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence late 2nd quarter 2005. FAR has indicated it would participate for its 21.57 percent interest.

FAR also plans to spud a 13,650 foot Edwards gas test within 90 days of release of the completion rig on the Rainosek 1 workover. This well, the Bender-Bujnoch #1, would be located 467 feet south of the south Rainosek lease line, and 1200 feet from the Rainosek-1 well.

It would be drilled as straight hole to 9,700 feet, then kicked to a point 1,300 feet to the southwest near the Spanihel 1, entering the Edwards formation about 300 feet southwest of surface (1,500 feet from Rainosek 1), and building angle to about 80 degrees at TD. The well would reach TD at a TVD of about -13,400 feet, having crossed the upper 200 feet of the Edwards formation, with a lateral length of about 1,000 feet. This location would also be prospective for all of the Wilcox zones which are evident in the Rainosek-1 and 3 wells. FAR's interest in this well would be 21.57 percent.

FAR has a 21.57 percent working interest in 640 acres comprising the Rainosek Project area.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry).

The Operator is finalising a farm out via a US Drilling Fund to carry out the drilling of the new Eagle-2 well. Based on a successful conclusion to this process, the operator has advised a likely 3rd quarter well.

In mid 2001, Eagle-1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell, and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi-1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

During 2004 interpretation of a newly acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose gave strong evidence that the oil accumulation tested by the Mary Bellocchi-1 vertical well in 1986 and intersected in the 2001 Eagle-1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side.

The drilling of a new well somewhere between half and one mile northwest of Eagle-1 on this new seismic line would provide the ultimate confirmation of the forgoing interpretation of a significant stratigraphically trapped oil field.

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.42 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.07 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

FAR has a 15 percent working interest in the Eagle Project and is likely to farm out some portion of this interest to an incoming participant in any new well.

PRODUCTION

Gas sales during the quarter totalled 30.4 million cubic feet for an average of 0.34 million cubic feet per day at an average price of US$6.46 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 4,769 barrels for an average of 53 barrels of oil per day at an average price of US$48.27 per barrel before production taxes. Quarterly revenues amounted to $552,855. Production is set to increase from these levels with the addition of production from the Rainosek-3 workover, Bay Courant, and Welder Ranch (subject to production testing).

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

Quarter ended ("current quarter")

31 MARCH 2005

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (12 months) $A'000
Cash flows related to operating activities				
1.1	Receipts from product sales and related debtors		522	522
1.2	Payments for	(a) exploration and evaluation	(527)	(527)
		(b) development	(314)	(314)
		(c) production	(90)	(90)
		(d) administration	(219)	(219)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		16	16
1.5	Interest and other costs of finance paid		(11)	(11)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(623)	(623)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(8)	(8)
		(b)equity investments		
		(c) other fixed assets	(91)	(91)
1.9	Proceeds from sale of:	(a)prospects	136	136
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other			
	Net investing cash flows		37	37
1.13	Total operating and investing cash flows (carried forward)		(586)	(586)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(586)	(586)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	1,292	1,292
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	*Dividends paid*		
1.19	Other (Share Issue Expenses)		
	Net financing cash flows	1,292	1,292
	Net increase (decrease) in cash held	706	706
1.20	Cash at beginning of quarter/year to date	2,089	2,089
1.21	Exchange rate adjustments to item 1.20	8	8
1.22	**Cash at end of quarter**	2,803	2,803

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	65, 832
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	777	576
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	511
4.2	Development	219
	Total	**730**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	463	303
5.2	Deposits at call	401	534
5.3	Commercial Bills	1,939	995
5.4	US Certificates of Deposit (short term investment)	0	257
	Total: cash at end of quarter (item 1.22)	2,803	2,089

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	204,962,683	204,957,683	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	15,200,000 5,000	15,200,000 --	8.5 cents 7 cents	N/A N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Tradeable Incentive	 113,590,661 8,000,000	 113,595,661 --	*Exercise price* 7 cents 10 cents	*Expiry date* 31 July 2005 16 June 2007
7.8	Issued during quarter (FAROA)	7,600,000	7,600,000	*Issue Price* NIL	*Expiry Date* 31 July 2005
7.9	Exercised during quarter	5,000	--	*Exercise Price* 7 cents	*Expiry Date*
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 28 April 2005
Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.